April 20, 2010

Via Edgar Correspondence
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mail Stop 3010

Attention:	Jennifer Monick
Senior Staff Accountant
Division of Corporation Finance

Re:	Investors Real Estate Trust
Form 10-K for the fiscal year ended April 30, 2009
File No. 0-14851

Dear Ms. Monick:

Following is our response to your letter, dated April 13, 2010, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ms. Diane Bryantt, Chief Financial Officer of Investors Real Estate Trust (the “Company”), regarding the above-referenced filing of the Company with the Commission, and regarding the Company’s Proxy Statement for its 2009 Annual Meeting of Shareholders.  For convenience, we have repeated the Commission’s captions and comment (bolded), followed by the Company’s response.

Comment on Proxy Statement

Executive Compensation and Other Information, page 13

1.
We note your response to comment 8 of our letter dated March 16, 2010.  In response to our comment, you state that you did not grant the 2009 award until 2010, and therefore you have not included the table required by Item 402(d) of Regulation S-K.  Please tell us when the 2008 non-equity incentive plan compensation was granted.  If this amount was granted during fiscal year 2009, please advise why you have not included the table required by Item 402(d) of Regulation S-K.

The 2008 non-equity incentive plan compensation was granted and paid to the named executive officers and two additional executive officers in fiscal year 2009.  The 2008 incentive awards were made entirely in cash (at that time, the Company had no incentive award plan providing for equity awards), and were awarded based on the Company’s fiscal year 2008 performance, as measured by several factors set out in the Compensation Discussion and Analysis in the Company’s Proxy Statement for the 2008 Annual Meeting of Shareholders.  The Company’s Compensation Committee determined, subsequent to the end of fiscal year 2008, that of the five performance targets established for the grant of incentive awards (increase in FFO; increase in GAAP earnings per share; 12% return on equity; improvement in economic vacancy; and asset growth of 10%),

Securities and Exchange Commission
April 20, 2010

management had not achieved three of the five target measures; had partially achieved one of the five; and had fully achieved one of the five targets.  The Compensation Committee accordingly awarded, as described in the Compensation Discussion and Analysis in the Company’s 2008 Proxy Statement, only a portion of the potential full amount of the incentive award.  Because the awards to each of the recipients were made entirely in cash, with reference to the preceding fiscal year, none of the columns in the Regulation S-K Item 402(d) table appeared to be applicable, and accordingly the Company concluded that it should report the actual amounts of these cash awards only in the Summary Compensation Table.  However, in the future, in regard to awards of this type and with this timing, the Company will disclose the maximum payout amount in the Item 402(d) Grants of Plan-Based Awards Table, even though the actual payout during the year the grant was awarded may have been lower than the potential maximum payout.

Please contact me at 952-401-4802 with any questions or comments with respect to the foregoing.  Thank you.

Sincerely,

/s/ Karin M. Wentz
Karin M. Wentz Associate General Counsel